Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on December 30, 2019 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the said Special Meeting.

The undersigned acknowledges receipt of the Notice of the Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Special Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF CELLECT BIOTECHNOLOGY LTD.

December 30, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN

BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect Sivan Rahamim as an external director for a three-year term commencing on the date of his election at the Special Meeting.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 1? (Excluding a personal interest that did not result from the Shareholder’s relationship with the controlling Shareholder).

(Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal).

☐      YES                  ☐      NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2019
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2019
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.